January 22, 2008
Mr. Todd K. Schiffman, Esq.
Assistant Director
Office of Financial Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549
RE:	Federal National Mortgage Association
Form 10-K for Fiscal Year Ended December 31, 2006
Filed August 16, 2007
Form 10-Q for Quarterly Period Ended September 30, 2007
Filed November 9, 2007
File No. 000-50231
Dear Mr. Schiffman:
On behalf of our client, the Federal National Mortgage Association (“Fannie Mae”), we are submitting this letter in response to the comments contained in the Staff’s letter of December 18, 2007, regarding Fannie Mae’s Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”) and Form 10-Q for the quarterly period ended September 30, 2007 (the “Third Quarter 2007 Form 10-Q”). As discussed with the Staff, this letter contains both Fannie Mae’s responses to the Staff’s comments, and draft disclosures that are proposed to be included in Fannie Mae’s Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”). The responses to comments 3 and 4 will be supplemented with draft disclosure as it is expected to appear in Fannie Mae’s proxy statement for its 2008 annual meeting of shareholders (the “2008 Proxy Statement”) as soon as the draft disclosure is available.
In order to facilitate the Staff’s review of this letter, the order of the responses corresponds to the order of the Staff’s comments and follows the same numbering. In addition, we have included Appendix A, which includes additional proposed disclosures relating to Statement of Position No. 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (“SOP 03-3”), and, as appropriate, selected credit-related disclosures, in the form in which Fannie Mae currently expects to include those disclosures in its 2007 Form 10-K. Fannie Mae has included these disclosures within the sections in which they are expected to appear in Fannie Mae’s 2007 Form 10-K in order to provide the Staff with a more complete overview of the planned disclosure. In reviewing the draft disclosures, please note that Fannie Mae’s financial results for the year ended December 31, 2007 are not available as of the date of this submission.

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Form 10-K for the Fiscal Year ended December 31, 2006
Item 1. Business
Single-Family Credit Guaranty, page 6
1.	You disclose on page 7 that lenders repurchase loans from the pools when the loans do not conform to the representations made by the lenders. Please revise your future filings to quantify the amount of repurchases for the periods presented and to disclose how these repurchases affect your guarantee accounting and your estimate of your allowance for loan losses. Specifically disclose how this activity affects the estimate of your guarantee obligations and the reserve for guaranty losses.
As requested, Fannie Mae will comply with the Staff’s comment in its 2007 Form 10-K as discussed in the following paragraphs.
First, Fannie Mae will clarify the referenced disclosure from pages 6 and 7 of the 2006 Form 10-K to read as follows in its 2007 Form 10-K (with revisions to the disclosure in the 2006 Form 10-K shown in strikethrough (deletions) and language to be added in the 2007 Form 10-K shown in bold and double underline (additions)):
The aggregate amount of single-family guaranty fees we receive in any period depends on the amount of Fannie Mae MBS outstanding during that period and the applicable guaranty fee rates. The amount of Fannie Mae MBS outstanding at any time is primarily determined by the rate at which we issue new Fannie Mae MBS and by the repayment rate for the loans underlying our outstanding Fannie Mae MBS. Less significant factors affecting the amount of Fannie Mae MBS outstanding are the extent to which Fannie Mae purchases loans from its MBS trusts because of ~~the rates of~~ borrower default (with the amount of these purchases affected by rates of borrower defaults on the loans) ~~and the extent to which lenders repurchase loans from the pools~~ or because the loans do not conform to the representations made by the lenders.
Second, in response to this comment and other comments requesting information about purchases of loans from Fannie Mae’s MBS trusts and Fannie Mae’s accounting for loan purchases pursuant to SOP 03-3, Fannie Mae will comply with those comments by adding, in its 2007 Form 10-K, a new subsection to its “Critical Accounting Policies and Estimates” section that explains Fannie Mae’s accounting for the purchase of loans with credit deterioration, including the impact that purchasing loans from MBS trusts has on Fannie Mae’s guaranty accounting, guaranty obligation and reserve for guaranty losses. The draft

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language for this new section is included in Appendix A under “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Fair Value of Financial Instruments—Fair Value of Loans Purchased with Evidence of Credit Deterioration—Effect on Credit-Related Expenses.”
Third, in this new subsection of “Critical Accounting Policies and Estimates,” Fannie Mae will quantify the number of delinquent loans purchased during the periods presented as indicated in Table 5 in Appendix A under “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Fair Value of Financial Instruments—Fair Value of Loans Purchased with Evidence of Credit Deterioration—Effect on Credit-Related Expenses.”
Fourth, Fannie Mae will enhance its disclosure in “Note 1, Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements to clarify Fannie Mae’s accounting for all loans purchased from MBS trusts, whether because they were delinquent and within the scope of SOP 03-3 or because they were purchased under other purchase provisions of its MBS trust documents, including due to material breaches of lender representations and warranties, by adding the language included in Appendix A under “Item 8—Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 1, Summary of Significant Accounting Policies—Loans Purchased or Eligible to be Purchased from MBS Trusts.”
Finally, Fannie Mae will quantify and disclose in “Note 3, Mortgage Loans” of the Notes to Consolidated Financial Statements the dollar amount of purchased delinquent loans from MBS trusts, as presented in the table included in Appendix A under “Note 3, Mortgage Loans—Loans Acquired in a Transfer.”
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Table 21: Non-GAAP Supplemental Consolidated Fair Value Balance Sheets, page 90
2.	You disclose in footnote 5 that your non-GAAP consolidated fair value balance sheets also include the estimated guaranty assets and obligations related to mortgage loans held in your portfolio. Based on other disclosure throughout the filing, it was our understanding that you provide guarantees only to trusts in connection with your securitization activities. Please revise your future filings to clarify how and why you guarantee a mortgage loan that has not been securitized or has been repurchased, what the fair value adjustment represents and how fair value is calculated.

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Fannie Mae’s guaranty businesses provide guaranties to third parties such as MBS trusts, as described in “Note 1, Summary of Significant Accounting Policies—Guaranty Accounting,” of the Notes to Consolidated Financial Statements included in the 2006 Form 10-K. In addition, Fannie Mae’s guaranty business segments provide an intracompany guaranty to its Capital Markets business segment for the mortgage loans that are held in its portfolio, as described in “Segment Allocations and Results” in “Note 15, Segment Reporting,” of the Notes to Consolidated Financial Statements included in the 2006 Form 10-K. The fair value adjustment displayed in the fair value balance sheets reflects a bifurcation of the embedded fair value of the guaranty asset and guaranty obligation from the fair value of the mortgage loans held in our portfolio in order to present the fair value of Fannie Mae’s credit-related assets separately from the fair value of its liabilities, as though the loans were securitized, which is consistent with the manner in which Fannie Mae manages the credit risk. In response to the Staff’s comment, Fannie Mae will clarify this point by modifying Footnote 4 to the fair value balance sheets that Fannie Mae will include in its 2007 Form 10-K to read as follows (with revisions to the disclosure in the 2006 Form 10-K shown in strikethrough (deletions) and language to be added in the 2007 Form 10-K shown in bold and double underline (additions)):
We have separately presented the estimated fair value of “Mortgage loans held for sale,” “Mortgage loans held for investment, net of allowance for loan losses,” “Guaranty assets of mortgage loans held in portfolio” and “Guaranty obligations of mortgage loans held in portfolio.” Taken together, these ~~combined~~ line items represent total mortgage loans reported in our GAAP consolidated balance sheets. In these non-GAAP consolidated fair value balance sheets, we have separated (i) the embedded fair value of the guaranty asset, based on the terms of the intracompany guaranty, and the embedded fair value of the guaranty obligation from (ii) the fair value of the mortgage loans held for sale and the mortgage loans held for investment, in order to present the fair value of our guaranties. This presentation provides transparency into the components of the fair value of the mortgage loans associated with the activities of our guaranty businesses ~~activities~~ and the components of our capital markets business activities, which is consistent with the way we manage risks and allocate revenues and expenses for segment reporting purposes. While the carrying values and estimated fair values of the individual line items may differ from the amounts presented in Note 19 of the Consolidated Financial Statements, the combined amounts together equal the carrying value and estimated fair value amounts of total mortgage loans in Note 19 of the Consolidated Financial Statements.
As described in “Note 19, Fair Value of Financial Instruments,” of the Notes to Consolidated Financial Statements included in the 2006 Form 10-K, when determining the fair value of its mortgage loans, Fannie Mae uses the observable market values of Fannie Mae MBS with similar characteristics as a base value, from

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which it subtracts or adds the fair value of the associated guaranty asset, guaranty obligation and master servicing arrangements, as applicable. The fair value of the guaranty asset is based on the present value of expected future cash flows of the underlying mortgage assets using management’s best estimate of certain key assumptions, which include the fee related to the guaranty of the loan, prepayment speeds, forward yield curves, and discount rates commensurate with the risks involved. The fair value of the guaranty obligation is based on the present value of expected cash outflows relating to credit risk, using management’s best estimates of certain key assumptions, which include default and severity rates and market rate of return. As explained in Footnote 3 to the fair value balance sheets, the methodologies and assumptions used to estimate the fair value of mortgage loans follow the fair value guidelines in Statement of Financial Accounting Standards (“SFAS”) No. 107, Disclosures about Fair Value of Financial Instruments (“SFAS 107”).
Executive Compensation page 175
3.	Revise your disclosure in future filings to describe the instructions given to and the engagement of Johnson Associates and Semler Brossy. For example, please discuss any input that Semler Brossy has on reports presented to the Compensation committee. Please refer to Item 407(e)(i) of Regulation S-K.
Fannie Mae will revise its disclosure in future filings to describe the instructions given to and the engagement of Johnson Associates and Semler Brossy. Because compensation decisions for 2007 are just now being finalized, Fannie Mae is not yet ready to provide the Staff with draft disclosure relating to the engagement of Johnson Associates and Semler Brossy in connection with 2007 compensation. Fannie Mae will comply with the Staff’s comment in its 2008 Proxy Statement.
4.	Please revise your disclosure regarding the manner in which the Committee determines the amount of incentive compensation, both short and long term. Your disclosure on page 177 through 179 indicates that the named executives are compensated based upon performance to quantitative and qualitative goals. However, the following disclosure on page 178 appears to focus on qualitative results and subjective analysis by the Committee. Please clarify how performance is measured for all material elements of incentive compensation. If the Committee evaluates compensation based upon any pre-determined performance targets, please disclose those targets and analyze the executives’ performance with regard to those targets. Finally, since you present the Committee’s evaluation for the named executives as a group, please discuss any instances where the Committee’s analysis differs materially with regard to any of the executives. Please refer to Item 402(b)(1)(v) and 402 (b)(2)(v-vi) of Regulation S-K.

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Fannie Mae is not able to provide the Staff with draft disclosure relating to 2007 compensation at this time because incentive compensation decisions for 2007 are only now being finalized. Fannie Mae will comply with the Staff’s comment in its 2008 Proxy Statement, however. Specifically, Fannie Mae’s disclosure will clarify how performance is measured for all material elements of incentive compensation for the named executives by identifying the performance factors that play a material role in the Board’s determination of the amount of short and long term incentive compensation paid to the named executives. Fannie Mae’s future filings will also disclose and analyze performance against any pre-determined performance targets that are material to the determination of the amount of the named executives’ incentive compensation, unless disclosure of those targets would result in competitive harm, in which case Fannie Mae will discuss the difficulty or likelihood of achieving the targets. Fannie Mae will also discuss any instances in which the Board’s analysis differs materially with regard to any of the executives.
Grants of Plan Based Awards, page 185
5.	It appears that your non-equity incentive plan has both a threshold and maximum award amount, given that the Committee can award between 75% and 125% of the target. Please include these amounts in columns (c) and (e) to the table in future periods. Please refer to Item 402(d)(2)(iii) of Regulation S-K.
Under its annual incentive plan, the Board grants awards based on corporate performance and individual performance. Although corporate performance during 2006 was generally expected to be in the range of 75% to 125% of target, the determination of corporate performance is not restricted to this range, and the determination of individual performance is neither restricted to a range nor expected to be within a stated range. As a result, there is no threshold and no maximum amount of any target award and, therefore, no amount to be disclosed in columns (c) or (e). For this reason, Fannie Mae has disclosed and plans to disclose in its 2008 Proxy Statement only a “target” amount, not a “threshold” amount or a “maximum” amount, for awards under this plan.
Fannie Mae will revise its disclosure in its 2008 Proxy Statement, however, to address the Staff’s comment by clarifying that the Compensation Committee can grant awards outside the expected range of corporate performance.
6.	Please advise the staff how you determined that the disclosure required by Item 402(d)(2)(vii) is not required.
Item 402(d)(2)(vii) requires disclosure regarding the exercise price of options granted during the fiscal year and, under certain circumstances, the closing price of the security on the date of option grant. Because Fannie Mae did not grant any options to

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named executive officers during 2006, no disclosure is required by Item 402(d)(2)(vii).
Financial Statements
Consolidated Balance Sheet, page F-3
7.	Please revise your future filings to disclose the nature and business purpose of your advances to lenders in a footnote and elsewhere in your document as appropriate.
In the 2007 Form 10-K, Fannie Mae will comply with the Staff’s comment (as well as comment 8 below) by adding the following description of the nature and business purpose of its advances to lenders as part of “Note 1, Summary of Significant Accounting Policies,” of the Notes to Consolidated Financial Statements:
Advances to Lenders
Advances to lenders represent payments of cash in exchange for the receipt of mortgage loans from lenders in a transfer that is accounted for as a secured lending arrangement under SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. These transfers primarily occur when, for a market rate of interest, we provide early funding to lenders for loans that they will subsequently either sell to us or securitize into a Fannie Mae mortgage-backed security (“MBS”) that they will deliver to us. In other cases, the transfers are of loans that the lender has the unilateral ability to repurchase from us.
We report cash outflows from advances to lenders as an investing activity in the consolidated statement of cash flows. Settlements of the advances to lenders, other than through repurchase, are not collected in cash, but rather in the receipt of either loans or MBS. Accordingly, this activity is reflected as a non-cash transfer in the consolidated statement of cash flows, if material. Currently, advances settled through receipt of securities are included in the line item of our consolidated statements of cash flows entitled “Transfers from advances to lenders and investments in securities.” Advances settled through receipt of loans are not material, and therefore are not separately disclosed in the consolidated statements of cash flows.
Consolidated Statements of Cash Flow, page F-5
8.	You report a significant amount of cash outflows in the investing section of your statement of cash flows related to advances to lenders. For purposes of greater transparency, please revise your future annual and interim filings to

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disclose where cash inflows are presented related to this activity, and how it relates to certain of your non-cash activity as appropriate.
Please refer to Fannie Mae’s proposed disclosure in the response to comment 7 above.
9.	You report a significant amount of cash outflows in the operating section of your statement of cash flows related to purchases of loans held for sale without an offsetting amount of cash inflows or a corresponding increase in the balance of loans held for sale. With a view toward increased transparency, please revise the footnotes in your future annual and interim filings to provide a reconciliation of the changes in loans held for sale to the amounts presented in the statement of cash flows for all periods presented, including how it relates to your non-cash line items if appropriate.
The primary offset to the cash outflows associated with loans held for sale is the subsequent reclassification of loans to securities as a result of securitization activity. This activity is included in the non-cash activity line item “Net transfers between investments in securities and mortgage loans” in Fannie Mae’s consolidated statements of cash flows included in the 2006 Form 10-K.
To comply with the Staff’s comment, in its future filings on Form 10-K and Form 10-Q, Fannie Mae will revise the non-cash activities section of its consolidated statements of cash flows to provide an additional non-cash line item that will separate the reclassification of loans to securities as a result of securitizations and those reclassifications that result from consolidations. As a result, the major components of the change in loans held for sale will be separately disclosed on the face of the consolidated statement of cash flows. Fannie Mae believes that this additional disclosure in the consolidated statements of cash flows will provide increased transparency as to the movement of loans.
Note 1. Summary of Significant Accounting Policies
Mortgage Loans
Loans Held for Sale, page F-12
10.	Please revise your future filings to explain how you determine which loans you intend to sell or securitize and which loans you intend to hold for investment.

Disclose the reasons and triggers for loan transfers between the two classifications. Additional related information is available in Section II.Q.4 of the November 30, 2006 Current Accounting Disclosure Issues in the Division of Corporation Finance Outline available on the SEC’s web-site.

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U.S. Securities and Exchange Commission
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Fannie Mae has considered and taken into account the information is available in Section II.Q.4. of the November 30, 2006 Current Accounting Disclosure Issues in the Division of Corporation Finance Outline. Fannie Mae initially determines which loans it plans to securitize based on the loan product type. To comply with the Staff’s comment, in its 2007 Form 10-K, Fannie Mae will revise its disclosure on mortgage loans in “Note 1, Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements, to read as follows (with revisions to the disclosure in the 2006 Form 10-K marked to show language to be added in the 2007 Form 10-K in bold and double underline (additions)):
Mortgage Loans
Upon acquisition, mortgage loans acquired that we intend to sell or securitize are classified as held for sale (“HFS”) while loans acquired that we have the ability and the intent to hold for the foreseeable future or until maturity are classified as held for investment (“HFI”) pursuant to SFAS No. 65, Accounting for Certain Mortgage Banking Activities (“SFAS 65”). . . . We initially classify as HFS loans that have product types that we actively securitize from our portfolio, such as 30-year fixed rate mortgages, because we have the intent, at acquisition, to securitize the loans (either during the month in which the acquisition occurs or during the following month) and sell all or a portion of the resulting securities. At month-end, we reclassify loans acquired during the calendar month, from HFS to HFI, if we have not securitized or are not in the process of securitizing them because we have the intent to hold those loans for the foreseeable future or until maturity.
We initially classify as HFI loans that have product types that we do not currently securitize from our portfolio, such as reverse mortgages. We reclassify loans from HFI to HFS if our investment intent changes. Reclassifications of loans from HFI to HFS are infrequent.
During the three-year period ended December 31, 2006, Fannie Mae decided to exit an entire product line of loans that had been acquired over the preceding 13 years through the sale of that portfolio, which had an unpaid principal balance of $106 million. As a result, Fannie Mae reclassified these loans from HFI to HFS in 2006. The transfer was immaterial both quantitatively and qualitatively under Staff Accounting Bulletin No. 99, Materiality (“SAB 99”) since: (1) there was no impact, on the date of transfer, to total assets or total mortgage loans in the consolidated balance sheet, to the consolidated income statement, or to the consolidated statement of cash flows; (2) the transfer represented only 2.2% of total HFS loans as of December 31, 2006; and (3) the transfer did not change any

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trend, change income from a positive number to a loss or vice versa, impact regulatory or legal compliance or impact segment results. As a result, Fannie Mae concluded that disclosure, other than the transfer amount that was provided in the 2006 Form 10-K, as part of “Note 3, Mortgage Loans” of the Notes to Consolidated Financial Statements, was not necessary.
Loans Purchased or Eligible to be Purchased from Trusts, page F-15
11.	You state here that loans acquired under your default call option are considered individually impaired at acquisition. Please confirm to us whether you consider all loans you purchase under your default call option or for which you are required to purchase under the terms of your guarantee since January 1, 2005 are scoped into the guidance of SOP 03-3.
Under the trust documents for MBS trusts that hold pools of loans and include a Fannie Mae guaranty, Fannie Mae has the option, but not the obligation1, to purchase from those trusts loans that are delinquent, in whole or in part, as to at least four consecutive monthly payments. Fannie Mae refers to this option as its default call option. Fannie Mae also has the option, or is required, to purchase mortgage loans from the MBS trusts under other specified circumstances, as described in Appendix A under “Business—MBS Trusts—Optional and Required Purchases of Mortgage Loans from Single-Family MBS Trusts” and “—Optional and Required Purchases of Mortgage Loans from Multifamily MBS Trusts.”
In connection with the preparation of its financial statements for the year ended December 31, 2005, which were contained in Fannie Mae’s Form 10-K for the year ended December 31, 2005, filed with the Commission on May 2, 2007, Fannie Mae established a recurring process to evaluate its individual loan purchases from an MBS trust to determine whether they fall within the scope of SOP 03-3. Fannie Mae has concluded that individual loan purchases fall within the scope of SOP 03-3 if:
1.	There has been evidence of a deterioration in the loan’s credit quality subsequent to origination; and

2.	It is probable at acquisition that Fannie Mae will be unable to collect all required payments receivable in accordance with their contractual terms (ignoring insignificant delays in payment2).

[1]	The option gives Fannie Mae the right to elect to purchase the loan from an MBS trust. When Fannie Mae has an option, but not the obligation, to purchase the loan from the MBS trust, Fannie Mae may elect not to exercise the default call option or any other option that may be available to it and instead may make only those purchases that it is required to make pursuant to the trust documents. As with other matters relating to any of Fannie Mae’s options to purchase a loan from an MBS trust, whether and to what extent Fannie Mae elects to exercise an option to purchase a loan from an MBS trust depends on facts and circumstances involved.

[2]	Fannie Mae has defined an insignificant delay in payment as a delay that causes a payment to be less than three months past due.

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Fannie Mae excludes loans from the scope of SOP 03-3 if they do not meet both of the above criteria. For example, Fannie Mae has generally excluded from the scope of SOP 03-3 loans that have been purchased from MBS trusts due to a material breach of a representation or warranty that was made in connection with the transfer of the mortgage loans from the seller to Fannie Mae. These loans are purchased out of MBS trusts pursuant to a different provision of our trust documents and not pursuant to the default call option. To the extent that these loans, at acquisition, are not Seriously Delinquent Loans, they have been excluded from the scope of SOP 03-3 because there has been no evidence of a deterioration in credit quality subsequent to that loan’s origination. This conclusion is consistent with the response in the SOP 03-3 Technical Practice Aid (TPA #2130.18, Loans Reacquired Under Recourse Under SOP 03-3),3 which concludes that initial representation and warranty deficiencies would not meet the scope criteria in paragraph 3 of SOP 03-3.
Approximately 97% of the loans Fannie Mae purchased out of MBS trusts from January 1, 2005 through December 31, 2007 were within the scope of SOP 03-3.
Additionally, please see the response to comment 18.b., which addresses the impact of cure rates on Fannie Mae’s assessment of whether loans are within the scope of SOP 03-3.
12.	It appears that all loans you repurchase under your default call option or for which repurchase is required under the terms of your guarantee are at least four months delinquent at the time you acquire them. Please revise your future filings to address the following:
a.	Please confirm whether this is true. If so, please revise your future filings to more clearly explain how you apply your nonaccrual policy to these acquired loans.
Not all loans that Fannie Mae purchases from MBS trusts are loans that are delinquent, in whole or in part, as to at least four consecutive monthly payments. As explained in the response to comment 11, the MBS trust documents contain multiple purchase provisions under which Fannie Mae can purchase loans from an MBS trust. Fannie Mae evaluates individual loan purchases from an MBS trust to determine

[3]	TPA 2130.18 Q&A:
Inquiry: If a loan that was transferred with recourse and qualified for accounting as a sale under FAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, is subsequently repurchased under the recourse provision, is it within the scope of the SOP 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer?
Reply: Yes, if it meets the criteria in par. 3 of the SOP related to credit quality. Except for purchases triggered by initial representations and warranty deficiencies, it is likely that the repurchased loan would meet the criteria to be included in the scope of the SOP. The SOP includes guidance on the evidence of credit deterioration. (See TPA# 2130.11, Determining Evidence of Significant Delays and Shortfalls Relative to SOP 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer).

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whether they fall within the scope of SOP 03-3. Additionally, please see the response to comment 11 for the percentage of loans Fannie Mae purchased out of MBS trusts between January 1, 2005 and December 31, 2007 that were within the scope of SOP 03-3.
Acquired loans that are within the scope of SOP 03-3 are placed on nonaccrual status at acquisition. Loans purchased under other contingent call options, such as due to a material breach of lender representations and warranties, are placed on accrual status at acquisition if they are current or if there has been only an insignificant delay in payment and there are no other facts and circumstances that would lead Fannie Mae to conclude that the collection of principal and interest is not probable.
Fannie Mae will comply with the Staff’s comment in its 2007 Form 10-K by including the language contained in Appendix A under “Item 8—Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 1, Summary of Significant Accounting Policies—Loans Purchased or Eligible to be Purchased from MBS Trusts.”
b.	Please revise to clearly state, if true, that all acquired loans are on nonaccrual status at acquisition.
Please see the response to comment 12.a. above.
c.	Clearly describe the nature of any loans that are not on nonaccrual status at acquisition.
Please see the response to comment 12.a. above.
d.	Clearly describe how loans that are initially placed on nonaccrual status are returned to accrual status.
Please see the response to comment 12.a. above.
Note 3, Mortgage Loans, page F-32
13.	For loans accounted for in accordance with SOP 03-3, please revise your future filings to describe how prepayments are considered in the determination of contractual cash flows and cash flows expected to be collected. Refer to paragraph 14 of SOP 03-3.
Paragraph 14 of SOP 03-3 states that the notes to the financial statements should describe how prepayments are considered in the determination of contractual cash flows and cash flows expected to be collected. Fannie Mae complies with this statement by adjusting both contractual cash flows and cash flows expected to be collected to take into account the estimated timing and amount of prepayments.

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Fannie Mae will comply with the Staff’s comment by revising the table that was contained in its 2006 Form 10-K in “Note 3, Mortgage Loans” of the Notes to Consolidated Financial Statements to include, in its 2007 Form 10-K, both a footnote to the table and an explanation following the table that will contain the language in Appendix A under “Item 8—Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 3—Mortgage Loans—Loans Acquired in a Transfer.”
Note 19, Fair Value of Financial Instruments, page F-80
14.	Please tell us why the estimated fair value of your mortgage loans held for sale is less than the carrying amount, considering that you report them at the lower of cost or market. Please provide us with and disclose in future filings a description of how you determine fair value for purposes of SFAS 107 compared to how you determine fair value for reporting at the lower of cost or market.
Fannie Mae uses the same valuation process for determining fair value for purposes of both SFAS 107 and for reporting at “lower of cost or market,” as described in detail in “Note 19, Fair Value of Financial Instruments” of the Notes to Consolidated Financial Statements included in the 2006 Form 10-K. Upon review of the fair value of loans held for sale disclosed in Note 19 in order to respond to this comment, however, Fannie Mae determined that the fair value of a small group of held for sale loans totaling $97 million was mistakenly included as part of the fair value of loans held for investment, resulting in the fair value of held for sale loans being less than the carrying amount. Fannie Mae has reviewed the classification error and concluded that it is immaterial, both quantitatively and qualitatively under SAB 99, since: (1) there is no error in its consolidated balance sheet, income statement, cash flows or total fair value of mortgage loans; (2) the $97 million error represents only 0.02% and 2.0% of the total reported fair value of held for investment and held for sale loans, respectively; and (3) the transfer did not change any trend, change income from a positive number to a loss or vice versa, impact regulatory or legal compliance or impact segment results. As such, in its 2007 Form 10-K, Fannie Mae will present the correct 2006 fair value of held for investment and held for sale loans included in Note 19 of the Notes to Consolidated Financial Statements.
Form 10-Q for the Quarterly Period ended September 30, 2007
General
15.	In future filings, please revise to reclassify the amount of trust management income reported in interest income in prior periods to conform to the current period presentation. Otherwise, tell us how you determined this was not appropriate.

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In its future periodic reports, Fannie Mae will reclassify, into trust management income, the income earned for November 2006 and December 2006, which totaled $111 million, to conform to the current year presentation. Fannie Mae concluded that it was not appropriate to reclassify amounts prior to November 2006 into trust management income as explained below.
As master servicer, issuer and trustee for Fannie Mae MBS, Fannie Mae earns a fee that represents interest earned on cash flows from the date of remittance by servicers until the date of distribution to MBS certificate holders (the “Float Period”). Historically, Fannie Mae’s MBS trust documents did not require Fannie Mae to segregate into separate accounts cash received from servicers pending distribution to certificate holders from its operating funds. Although the funds were not held in separate accounts, the amount due to each trust and its certificate holders was readily ascertainable.
Prior to November 2006, Fannie Mae did not segregate these cash collections on loans held in MBS trusts into separate accounts during the Float Period. Historically, Fannie Mae did not differentiate between the use of these funds and its corporate operating funds. As a result, it is not possible to separately trace or identify how the cash collections of principal and interest were used or invested during the Float Period. Accordingly, to the extent the funds were invested, Fannie Mae believes that interest income is the appropriate classification for these amounts during these periods.
In November 2006, Fannie Mae changed its practice and began segregating collections on loans held in its MBS trusts during the Float Period by holding and investing them in separate accounts in the name of Fannie Mae as trustee on behalf of certificate holders. The segregated funds are trust assets and are no longer maintained with Fannie Mae’s corporate assets. Because these funds have been segregated, the income Fannie Mae earns during the Float Period on these funds is now separately identifiable. Additionally, because these funds are not included in Fannie Mae’s assets, Fannie Mae believes it would be inappropriate to classify the income received as interest income. As a result, Fannie Mae has classified the amount as trust management income beginning with November 2006 and will continue to do so prospectively.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Losses on Certain Guaranty Contracts, page 17
16.	Your example of how losses recorded at inception on certain guaranty contracts affect earnings over time is helpful. However, for purposes of greater transparency, please revise this presentation in future filings to discuss how actual credit losses related to your guarantees are recorded and

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the extent to which they are expected to offset the guaranty fee income on the contract. Specifically discuss the extent to which a loss at the inception of a guaranty contract reflects the likelihood of credit losses on that contract. Consider expanding the example or adding additional examples to portray a guaranty contract on which you are required or choose to purchase the mortgage and which results in credit losses. Accordingly, the expanded example would address recording amounts in the Reserve for guaranty losses, the upfront loss at the purchase of the loan when applying SOP 03-3, and the credit loss recorded in your Allowance for loan losses.
As Fannie Mae disclosed in its Third Quarter 2007 Form 10-Q, losses recorded at the inception of certain guaranty contracts reflect market estimates of the price a third party would pay, assuming a reasonable profit to that third party, to assume Fannie Mae’s obligations under the guaranty contract. The difference between that price and the amount Fannie Mae actually charges under its guaranty contracts represents the loss at inception of certain guaranty contracts. That loss is greater than Fannie Mae’s estimate of incurred credit losses, primarily because it includes a return, or profit, to the investor in connection with its assumption of Fannie Mae’s obligations. Further, based on the company’s experience, it expects that the vast majority of its MBS guaranty transactions will generate positive economic returns over the lives of the related MBS and that its guaranty fees will exceed its credit losses.
Because losses recorded at inception on guaranty contracts are not directly related to Fannie Mae’s actual credit losses, Fannie Mae has addressed the Staff’s comment by providing an additional example. The additional example is contained in Appendix A under “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Fair Value of Financial Instruments—Fair Value of Loans Purchased with Evidence of Credit Deterioration—Effect on Credit-Related Expenses” and illustrates how actual credit losses are recorded in its consolidated financial statements. The example involves a guaranty contract on which Fannie Mae purchases a delinquent loan subject to SOP 03-3 from an MBS trust. The example shows the accounting and effect on Fannie Mae’s financial statements of the following events: (1) the purchase of a delinquent loan subject to SOP 03-3 from an MBS trust; (2) the subsequent foreclosure on this mortgage loan; and (3) the sale of the foreclosed property that served as collateral for the loan. Because Fannie Mae determines its reserve for guaranty losses by aggregating homogeneous loans into pools rather than on an individual loan basis, Fannie Mae has assumed, for purposes of simplifying the example, that there is no initial reserve for guaranty losses recorded for the delinquent loan prior to the purchase from the MBS trust.
Credit-Related Expenses, page 23
17.	You disclose that you have the option to repurchase loans from a MBS trust, at par plus accrued interest, after required payments have not been made in

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full for four consecutive months. You also disclose in your 10-K that you purchase these loans when the cost of advancing interest to the MBS trust at the security coupon rate exceeds the cost of holding the nonperforming loans in your mortgage portfolio. Please address the following in your future filings.
a.	Please revise to disclose how you determine the comparative cost of holding the nonperforming loan in your mortgage portfolio.
Fannie Mae will comply with the Staff’s comment (as well as comment 17.b below) in its 2007 Form 10-K by including the language contained in Appendix A under “Business—MBS Trusts—Optional and Required Purchases of Mortgage Loans from Single-Family MBS Trusts—Optional Purchases” and “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Results of Operations—Credit-Related Expenses.”
This disclosure reflects the factors that Fannie Mae considers in making the determination regarding whether to purchase a nonperforming loan from an MBS trust to hold in its portfolio. As stated in the disclosure, prior to October 2007, Fannie Mae generally purchased loans from an MBS trust when the cost of advancing interest to the MBS trust at the security coupon rate exceeded the cost of holding the nonperforming loans in its mortgage portfolio. Beginning in the fourth quarter of 2007, Fannie Mae decreased the number of its optional loan purchases from MBS trusts in order to preserve capital in compliance with its regulatory capital requirements. Accordingly, Fannie Mae considers several factors in addition to comparative economic cost when determining whether or not to purchase nonperforming loans from its MBS trusts, including its regulatory capital requirements. The draft disclosure included in Appendix A reflects this change.
b.	Please revise to disclose if there are any other factors that you consider when you determine whether to purchase a loan from an MBS trust.
See response in comment 17.a. above, as contained in Appendix A under “Business.”
In addition to this disclosure, the new trust documents, in effect since June 1, 2007 for single-family MBS trusts and since August 1, 2007 for multifamily MBS trusts, permit Fannie Mae to purchase a loan from an MBS trust under additional circumstances that it believes, based on past experience, are likely to occur infrequently.
c.	Please revise to disclose, for each of the periods presented, the number and dollar amount of loans purchased as a percentage of loans for which you had the option to repurchase.
Through June 30, 2007, which was the end of the first month during which Fannie Mae’s new master trust agreement for its single-family MBS was

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effective, Fannie Mae recorded information about its purchases of loans from MBS trusts on an aggregate basis, without tracking whether a loan was purchased under one of Fannie Mae’s options to purchase loans from the MBS trust or because the purchase was required by the trust documents. Even after June 30, 2007, Fannie Mae does not track the total number or dollar amount of loans it has the option to purchase under its trust documents. Instead, Fannie Mae tracks its total loan purchases pursuant to its trust documents, and, of that total, the purchases it made under one of its loan purchase options and, separately, the purchases it was required to make.
Although Fannie Mae is not able to provide the requested disclosure prior to July 1, 2007, Fannie Mae is able to provide, and to comply with the Staff’s comment (as well as comment 17.f below) will provide, for the quarters ended September 30, 2007 and December 31, 2007, and quarterly thereafter, the following information: (1) the total number and dollar amount of loans it purchased from its MBS trusts; (2) the percentage of those purchases, calculated based on the purchase price of the loans, that it purchased pursuant to one of its options to purchase loans from an MBS trust; and (3) the percentage of those purchases, calculated based on the purchase price of the loans, that it was required to purchase from the MBS trust. Fannie Mae will first include the information identified in the preceding sentence in the 2007 Form 10-K, as contained in Appendix A under “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Management—Credit Risk Management—Mortgage Credit Risk Management—Mortgage Credit Book of Business Performance—Delinquent Loans Purchased from MBS Trusts.”
d.	Please revise to disclose the expected effects on your current and future financial results if you purchase a loan as compared to if you do not purchase the loan. Specifically discuss the comparative timing of when you record a loss and the effect of future interest payments on interest income.
Fannie Mae will comply with the Staff’s comment by including in its 2007 Form 10-K the language contained in Appendix A under “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Fair Value of Financial Instruments—Fair Value of Loans Purchased with Evidence of Credit Deterioration—Effect on Credit-Related Expenses.”
e.	You also disclose that you are required by your MBS trust agreement to purchase loans from an MBS trust when specified predetermined triggers are met. Please revise to disclose these triggers.
Fannie Mae will comply with the Staff’s comment by including in its 2007 Form 10-K the language contained in Appendix A under “Item 1.—Business—MBS Trusts—Optional and Required Purchases of Mortgage Loans from Single-Family MBS Trusts—Required Purchases.”

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f.	For each of the periods presented, please revise to separately disclose the amount of loans purchased from a MBS trust that were purchased at your option and the amount that were required to be purchased.
Please see the response to comment 17.c.
18.	We note you record a loss when the purchase price you pay to purchase delinquent loans from Fannie Mae MBS trusts exceeds the fair value of the loan at the time of purchase in accordance with SOP 03-3 and losses totaled $805 million for the nine months ended September 30, 2007. You also disclose that the majority of the loans you purchase from MBS trusts cure or pay off. Please address the following:
a.	Please tell us the key factors you consider as well as how you consider them to determine if each individual loan purchased from a MBS trust is in the scope of SOP 03-3. Refer to paragraph .03 and related footnote 2. Please confirm that you make this determination on an individual loan basis.
Fannie Mae confirms that loans that have been purchased by Fannie Mae from an MBS trust in its capacity as guarantor are individually evaluated in accordance with paragraph .03 and related Footnote 2 of SOP 03-3 to determine whether they are within the scope of SOP 03-3. A loan is within the scope of SOP 03-3 if both of the following criteria are met:
1.	There has been evidence of a deterioration in the loan’s credit quality subsequent to origination; and

2.	It is probable at acquisition that Fannie Mae will be unable to collect all required payments receivable in accordance with their contractual terms.
Footnote 3 of SOP 03-3 states that loans that have had an insignificant delay or shortfall in their contractually required payments are excluded from the scope of this standard. Paragraph 8 of SFAS 114, Accounting for the Impairment of a Loan, established the same scope exception. In determining whether a loan is in the scope of SOP 03-3, Fannie Mae has interpreted an insignificant delay or shortfall in the mortgage loan’s contractually required payments as a delay that causes a payment to be less than three months past due.
Evidence of Credit Deterioration:
Fannie Mae primarily relies upon the delinquency status of the loan to determine whether there is evidence of credit deterioration subsequent to the loan’s origination. Fannie Mae has concluded that, for purposes of its single-family mortgage loans, a Seriously Delinquent Loan, which is defined as a loan

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that is three or more months past due, has evidence of credit deterioration. Fannie Mae classifies a multifamily mortgage loan as a Seriously Delinquent Loan if the loan is 60 days or more past due. If a loan that is purchased from a trust is not a Seriously Delinquent Loan, Fannie Mae considers whether there are other factors, such as the intention of the servicer to modify the loan in a troubled debt restructuring that might indicate credit deterioration. When these other factors provide evidence of credit deterioration, Fannie Mae concludes that the first SOP 03-3 scope criterion has been met.
Probability of Collecting Contractual Payments:
The scope criterion in paragraph .03 of SOP 03-3 includes the criterion that “it be probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable.” In evaluating this criterion, Fannie Mae has focused on whether it is able to support a conclusion that it is probable at acquisition that Fannie Mae will be able to collect all contractually required payments receivable. In that context, Fannie Mae primarily relies upon the delinquency status of the loan to determine if this criterion has been met. Specifically, Fannie Mae has concluded that when a loan becomes a Seriously Delinquent Loan, the collection of principal and interest is no longer probable. Fannie Mae’s revenue recognition policy for nonaccrual loans is based upon the same threshold. Therefore, loans that are acquired when they are Seriously Delinquent Loans are placed on nonaccrual status.
If a loan that is purchased from a trust is not a Seriously Delinquent Loan, Fannie Mae considers relevant facts and circumstances to determine whether it is probable, at acquisition, that Fannie Mae will be unable to collect all amounts due according to the contractual terms of the loan. For example, when a loan is acquired with the intent to reduce its contractual rate of interest as a part of a troubled debt restructuring, that loan would be included within the scope of SOP 03-3 regardless of the loan’s delinquency status.
b.	Please tell us how you consider and the key factors you consider to determine whether it is probable, at acquisition, that you will be unable to collect all contractually required payments for each individual loan.
See response to comment 18.a. for a description of the key factors that Fannie Mae considers to determine whether it is probable, at acquisition, that it will be unable to collect all contractually required payments for each individual loan.
Specifically tell us how each of the following factors impact your determination:
1.	the fact that you believe a majority of the loans you purchase from MBS trusts will cure or pay off, and
In its Third Quarter 2007 Form 10-Q, Fannie Mae indicated that, based upon its past experience, the majority of the loans that Fannie Mae

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purchases from MBS trusts “cure or pay off...”. The Third Quarter Form 10-Q also states, however, that Fannie Mae’s cure rate has declined in 2007 and may decline further. Fannie Mae defines a “cure” event as one of the following:
•	The borrower repays delinquent amounts so that the loan is no longer a Seriously Delinquent Loan;

•	The loan has been modified and the modification has become effective; or

•	The borrower repays the delinquent amounts and prepays either all or a portion of the contractually required payments receivable that are not yet due.
Under that definition, as of September 30, 2007, Fannie Mae’s cure rate for loans acquired in 2006, 2005 and 2004, was 66%, 61% and 58%, respectively.
Fannie Mae considered the historical cure rates on its Seriously Delinquent Loans for the purpose of determining which loans were within the scope of SOP 03-3. Although this data represents an important business metric, it does not support the conclusion that these loans should be excluded from the scope of SOP 03-3. As stated above, Fannie Mae’s review of the historical cure rates indicate that when the company acquires a Seriously Delinquent Loan, the likelihood that it will collect full principal and interest on that loan is between 58% and 66%.4 However, because “probable” is defined as a future event that is likely to occur5 and, in practice, a threshold of 75% or 80% is often used, Fannie Mae cannot assert that it is probable that it would be able to collect the contractually required payments receivable. As a result, Fannie Mae determined that the Seriously Delinquent Loans acquired from MBS trusts were within the scope of SOP 03-3.
2.	the fact that the fair value of the loan is less than the purchase price of the loan.
As noted in response to comment 18.a. above, Fannie Mae’s historical experience indicates that delinquency status is the best indicator of the collectibility of contractual payments. Therefore, the difference between the loan’s fair value and its purchase price is not a significant factor that Fannie Mae considers in determining whether it is probable, at acquisition, that Fannie Mae will be unable to collect all contractually required payments receivable.

[4]	These percentages represent the lowest and highest cure percentages as of September 30, 2007, for loans acquired between January 2004 and December 2006.

[5]	SFAS 5, Accounting for Contingencies (“SFAS 5”).

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c.	In future filings, clearly revise to describe how the nonaccrual status affects the accretion recorded under SOP 03-3. Discuss how being on nonaccrual status affects the timing of your accounting under SOP 03-3, particularly as it applies to loans which resulted in you recording an initial loss under SOP 03-3 representing the difference between the amount paid and the fair value of the loan.
In its future filings on Form 10-K, Fannie Mae will comply with the Staff’s comment by including the revised disclosure included in Appendix A under “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Fair Value of Financial Instruments—Fair Value of Loans Purchased with Evidence of Credit Deterioration—Effect on Credit-Related Expenses.”
d.	Disclose in future filings how you determine when to return a repurchased loan to accrual status and what information is used. Discuss the typical timing of returning the loan to accrual status. Explain the extent to which you use market versus internal estimates for these purposes.
In its 2007 Form 10-K, Fannie Mae will comply with the Staff’s comment by revising its accounting policy disclosure to include the language in Appendix A under “Item 8—Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 1, Summary of Significant Accounting Policies—Loans Purchased or Eligible to Be Purchased from MBS Trusts” and under “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates— Fair Value of Financial Instruments—Fair Value of Loans Purchased with Evidence of Credit Deterioration—Effect on Credit-Related Expenses.”
Fannie Mae does not use market estimates in determining whether a loan should be placed on or returned to accrual status. Please also see the further discussion of this issue in the response to comment 18.e. below.
e.	To the extent you use market estimates in lieu of your internal estimates to determine the amount of an initial loss on acquisition of a loan, but then immediately or soon thereafter return the loan to accrual status based on your internal estimates, please tell us how you determined that was consistent and appropriate.
Although Fannie Mae uses market estimates to determine the fair value of a loan at acquisition, Fannie Mae does not use estimates of fair value, whether internal or external, to determine whether a loan should be placed on or returned to accrual status. Rather, Fannie Mae bases the decision to place a loan on accrual

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status primarily on the “reasonably assured” threshold pursuant to SAB Topic 13 (as amended by SAB 104) as contemplated in its nonaccrual policy.
Fannie Mae considers the collectibility of a loan it purchased from an MBS trust to be reasonably assured when either (1) a single-family loan becomes less than three months past due or a multifamily loan becomes less than 60 days past due (i.e., the loan is no longer a Seriously Delinquent Loan), or (b) the loan is modified and Fannie Mae determines, through a financial analysis, that the borrower is able to make the modified payments. When a Seriously Delinquent Loan subsequently becomes less than either three months or 60 days past due, as applicable, or becomes current, Fannie Mae is reasonably assured that it will collect all principal and interest payments. Fannie Mae has also concluded that, because the loan modification process includes an analysis to determine whether the borrower has the economic ability to make the contractually required payments under the modified terms of the loan, Fannie Mae is reasonably assured that it will collect the contractually required principal and interest payments in accordance with the loan’s modified terms.
f.	Please disclose in future filings how you determine the fair value of the loan at the time of purchase. Based on information provided in the investor/analyst conference call on November 15, 2007, it appears that you calculate fair value using the lower of the market estimate of loss and your internal estimates of loss. Discuss the apparent reasons for the disparity between the market estimate for loss and your internal estimates of loss, and discuss the trends experienced in this area.
Fannie Mae does not calculate fair value using the lower of the market estimate and internal estimates of loss.
Fannie Mae’s estimate of the fair value of delinquent loans purchased from MBS trusts is based upon an assessment of what a market participant would pay for the loan at the date of acquisition. Prior to July 2007, Fannie Mae estimated the initial fair value of these loans using internal prepayment, interest rate and credit risk models that incorporated management’s best estimate of certain key assumptions, such as default rates, loss severity and prepayment speeds.
Beginning in July 2007, the mortgage markets experienced a number of significant events, including a dramatic widening of credit spreads for mortgage securities backed by higher risk loans, a large number of credit downgrades of higher risk mortgage-related securities, and a severe reduction in market liquidity for certain mortgage-related transactions. Examples of the severity of the events affecting the mortgage markets include the following.
•	Lehman Brothers reported spreads to 1-month LIBOR for BBB floating rate 5-year subprime mortgage securities of 275 basis points on June 26, 2007

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widened to 1600 basis points as of July 27, 2007.

•	In early July 2007, Moody’s Investors Service downgraded 399 subprime mortgage securities and placed an additional 32 on “watch” while S&P put 612 classes of these types of securities on “watch.”
As a result of this extreme disruption in the mortgage markets, Fannie Mae concluded that its model-based estimates of fair value for delinquent loans were no longer aligned with the market prices for these loans. Therefore, Fannie Mae began obtaining indicative market prices during July from large, experienced dealers and used an average of these market prices to estimate the initial fair value of delinquent loans purchased from MBS trusts. Because these prices reflected significant market declines in value due to the disruption in the mortgage markets, Fannie Mae experienced a substantial increase in the SOP 03-3 fair value losses recorded upon the purchase of delinquent loans from MBS trusts.
In Fannie Mae’s 2007 Form 10-K, Fannie Mae will comply with the Staff’s comment by adding the revised disclosure included in Appendix A under “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates— Fair Value of Financial Instruments—Fair Value of Loans Purchased with Evidence of Credit Deterioration—Effect on Credit-Related Expenses,” which describes how Fannie Mae determines the fair value of a loan at the time of its purchase from an MBS trust.
Fannie Mae also will comply with the Staff’s comment in its 2007 Form 10-K by providing the information included in Table 5 of Appendix A under “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Fair Value of Financial Instruments—Fair Value of Loans Purchased with Evidence of Credit Deterioration—Effect on Credit-Related Expenses,” which discloses information about the effects that the trend relating to average market discounts has had on Fannie Mae’s purchases of delinquent loans from its MBS trusts.
g.	Tell us how you expect the implementation of SFAS 157 and related changes to the definition of fair value to affect your determination of initial losses for purpose of applying SOP 03-3.
Fannie Mae’s estimate of the fair value of a loan that it purchases from an MBS trust is based upon an assessment of what a market participant would pay for such a Seriously Delinquent Loan at the purchase date. Accordingly, the implementation of SFAS No. 157, Fair Value Measurement (“SFAS 157”) will not change the method used to measure the fair value of loans that are within the

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scope of SOP 03-3. As a result, the implementation of SFAS 157 will not affect Fannie Mae’s determination of initial losses for purposes of applying SOP 03-3.
h.	In future filings, please clearly disclose in your annual and interim footnotes how you determine the market estimate of loss. We note that in the 2007 Q1-Q3 10-Q Investor Summary you disclose that fair value is based upon an assessment of what a third party would pay for such seriously delinquent loans, given current market conditions. Current market prices reflect wide credit spreads for a variety of reasons including diminished market liquidity, a high credit risk premium, constrained industry servicing capacity, and higher expected credit losses.
Fannie Mae will comply with the Staff’s comment by including in its 2007 Form 10-K the language contained in Appendix A under “Item 8—Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 1, Summary of Significant Accounting Policies—Loans Purchased or Eligible to be Purchased from MBS Trusts.”
Fannie Mae included a similar disclosure on page 10 of the Third Quarter 2007 Form 10-Q in “Part I—Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.”
i.	Please revise your future filings to disclose how you determine the cash flows expected to be collected at acquisition that is used to determine the accretable yield.
Fannie Mae will comply with the Staff’s comment by including in its 2007 Form 10-K the language contained in Appendix A under “Item 8—Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 3, Mortgage Loans—Loans Acquired in a Transfer.”
j.	Due to the materiality of loans accounted for under SOP 03-3, we believe you should present the information presented on page F-34 in your 2006 10-K in interim reports as well. Please revise your future filings accordingly.
In Fannie Mae’s future interim filings, it will provide the same disclosures presented on page F-34 of Fannie Mae’s 2006 Form 10-K.
k.	Please revise your future filings to disclose how you account for loans modified in a troubled debt restructuring.
Please refer to “Note 1, Summary of Significant Accounting Policies—Restructured Loans” of the Notes to Consolidated Financial Statements on page

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F-14 of Fannie Mae’s 2006 Form 10-K, which discloses how Fannie Mae accounts for loans modified in a troubled debt restructuring. Since Fannie Mae did not change its accounting policy for loans modified in a troubled debt restructuring during 2007, it plans to include the same disclosure in its 2007 Form 10-K.
19.	Please revise your future filings to discuss the extent to which you update your internal models for estimating cash flows expected from a loan. Identify how often you update these models and how these models take into account your increased delinquency rates. For each period presented, revise your future filings to quantify the percentage of loans acquired during the period that you expect to “cure or pay off.” Tell those percentages for each of the last 15 quarters.
Fannie Mae uses internal cash flow models to project the cash flows used to assess impairment of loans in its impairment evaluation of loans that are on nonaccrual status, including loans accounted for under SOP 03-3. Fannie Mae updates the market inputs and loan characteristics that it uses in its internal models monthly, using month-end market data. In addition, Fannie Mae assesses the effectiveness of its internal models at least annually, unless circumstances warrant a more frequent review, in accordance with its corporate model review policy. Fannie Mae believes that the cash flows projected by its models appropriately reflect the expected future performance of the loans, and that market events have not been sufficient to cause Fannie Mae to believe otherwise with respect to impairments. Fannie Mae believes that the information on cure rates as presented in Table 43 under “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Management—Credit Risk Management—Mortgage Credit Risk Management—Mortgage Credit Book of Business Performance—Delinquent Loans Purchased from MBS Trusts,” in Appendix A, which is an additional disclosure Fannie Mae will make in its 2007 Form 10-K, provides meaningful information to enable investors to understand the performance of Fannie Mae’s delinquent loans. Consequently, Fannie Mae respectfully submits that inclusion of 15 quarters of information is neither required nor necessary.
20.	Please address the following regarding your repurchased loans:
•	Tell us whether you are able to and the extent to which you do identify an amount of the Guarantee Obligation and/or the Reserve for Guaranty Losses that directly relates to a specific loan that is purchased.
As guarantor, Fannie Mae guarantees to each MBS trust that it will supplement the amounts received by the MBS trust, as required, to permit timely payments of principal and interest on the related Fannie Mae MBS. Since the legally binding guaranty obligation has been established with the MBS trust, Fannie Mae’s unit of accounting under Financial Accounting Standards Board

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Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”), is its guaranty contract with the MBS trust. As a result, there is not an amortized cost basis associated with the guaranty obligation for each mortgage loan.
Fannie Mae aggregates loans (except for those that are individually impaired pursuant to SFAS No. 114, Accounting by Creditors for Impairment of a Loan) based on similar risk characteristics for the purpose of estimating incurred credit losses. For each homogenous pool, Fannie Mae determines the reserve for guaranty losses on an aggregated basis in accordance with SFAS 5. Thus, there is not a specific reserve that is allocated to each mortgage loan purchased from a trust, nor is such a specific reserve required.
•	Tell us whether you make any adjustments to the Guarantee Obligation or the Reserve for Guaranty Losses when loans are repurchased from the securitization trusts.
Fannie Mae does not make an adjustment to the guaranty obligation when a loan is purchased from an MBS trust and the trust receives the prepayment. The guaranty obligation is reduced over time, in accordance with paragraph 12 of FIN 45. Fannie Mae’s guaranty accounting is described in “Note 1, Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements on pages F-16 and F-17 of the 2006 Form 10-K. In accordance with this policy, the guaranty obligation is reduced (in proportion to the guaranty asset) as payments are received and this reduction is reported as a component of guaranty fee income. Prepayments, including those resulting from the purchase of loans from the MBS trusts, may cause an impairment of the guaranty asset, which also results in a proportionate reduction in the corresponding guaranty obligation and recognition of income.
Fannie Mae records purchased loans within the scope of SOP 03-3 at the lower of the fair value at the date of purchase or the acquisition price of the unpaid principal balance plus accrued interest, which is consistent with the guidance in AICPA Technical Practice Aid SOP 03-3, TPA #2130.19, Acquired Loans Where Purchase Price is Greater Than Fair Value Under SOP 03-3.6 When the

[6]	TPA 2130.19 Q&A: Inquiry: If the fair value of a purchased loan is less than the purchase price because a loan is repurchased under a recourse provision, does SOP 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer, permit recording the loan at the purchase price?

Reply: If a loan meets the criteria of par. 3, such that it is in the scope of the SOP and the seller re-purchases the asset at a price that is more than fair value, the seller should record the asset at its fair value and record a loss for the difference between the price paid and the fair value, if not already recognized. An allowance for loan losses to offset recording the loan at the purchase price should not be recorded. In most cases, if the loan had previously been transferred with recourse, the seller should already have recognized an associated liability for the recourse obligation in accordance with FAS 5, Accounting for Contingencies and FAS 140, Accounting for Transfers and Servicing of Financial

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acquisition price exceeds the fair value, Fannie Mae records a charge-off to the reserve for guaranty losses, which is the valuation allowance established pursuant to SFAS 5.
•	Tell us whether you adjust the amount of your initial investment in a loan for the amount of Guarantee Asset, Guarantee Obligation or Reserve for Guaranty Losses attributable to the repurchased loan for purposes of applying SOP 03-3, including the calculation of an initial loss upon repurchase. Tell us how you determined your approach was appropriate under the guidance of SOP 03-3. In your response, specifically address how you applied the definition of “Initial Investment” in the glossary of SOP 03-3.
Fannie Mae does not adjust the initial investment in a loan for an amount of guaranty asset, guaranty obligation or reserve for guaranty losses.
The glossary of SOP 03-3 defines “Initial Investment” as the amount paid to the seller plus any fees paid or less any fees received. This definition was derived from SFAS No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs or Leases (“SFAS 91”).7 Thus, any fees to be included in Fannie Mae’s initial investment should be only those incurred or received in connection with acquiring a loan. Fannie Mae records the acquisition of loans subject to SOP 03-3 at the lower of the loan’s acquisition price or fair value. For purposes of this comparison, Fannie Mae’s initial investment in such loans is its acquisition cost of the unpaid principal balance of the loan plus accrued interest on the loan. Adjusting that initial investment for an amount of the guaranty asset or guaranty obligation would not be appropriate under SFAS 91 because the guaranty fee is not received in connection with acquiring loans. Rather, Fannie Mae receives the guaranty fee as compensation for providing its guaranty to the MBS trust. Also, the reserve for guaranty losses is not an adjustment to the loan, but is the valuation allowance that reflects the contingent losses on the loans Fannie Mae guarantees. Thus, its accounting policy for recording the initial investment in the loan is consistent with the definition of Initial Investment in the glossary of SOP 03-3.
Table 26: Credit Loss Performance, page 55
21.	Please revise to more clearly disclose the reasons you believe your presentation of adjusted credit losses provides useful information to investors. Clearly disclose any limitations on the usefulness of this measure.

Assets and Extinguishments of Liabilities, as well as FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.

[7]	Footnote 3 in the glossary of SOP 03-3.

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U.S. Securities and Exchange Commission
January 22, 2008

Fannie Mae will comply with the Staff’s comment in its 2007 Form 10-K by including the language contained in Appendix A under “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Results of Operations—Credit-Related Expenses—Credit Loss Performance.”
22.	Your disclosures in the September 30, 2007 Form 10-Q continue on to state “As of the date of this filing, we believe our credit loss ratio for 2007 will remain within our normal historical average of 4 to 6 basis points. In certain periods, we expect our credit loss ratio is likely to move outside of this historical average range, primarily due to market conditions and the risk profile of our mortgage credit book of business. We expect that, in 2008, our credit loss ratio will increase above our normal historical average range of 4 to 6 basis points.”
a.	Tell us what your credit loss ratio would have been for the three and nine month periods ended September 30, 2007 and 2006 under the unadjusted methodology used to calculate that ratio for your 2006 Form 10-K.
As Table 26 of the Third Quarter 2007 Form 10-Q indicates, for the three and nine months ended September 30, 2007, Fannie Mae’s credit loss ratio would have been 14 basis points and 7.5 basis points, respectively, if SOP 03-3 fair value losses had been included in computing the credit loss ratio. For the three and nine months ended September 30, 2006, Fannie Mae’s credit loss ratio would have been 2.5 basis points and 2.3 basis points, respectively.
Please be advised that, as described in the paragraph that immediately precedes Table 17 of Appendix A, Fannie Mae has determined that it is more appropriate to calculate the ratio by dividing its credit losses (which do not include the unrealized SOP 03-3 fair value losses) by its total guaranty book of business, rather than by its total mortgage credit book of business. Because losses related to non-Fannie Mae mortgage-related securities that Fannie Mae holds in its mortgage portfolio, but does not guarantee, are not reflected in any of the components of its credit losses, Fannie Mae has revised the calculation of its credit loss ratio to reflect credit losses as a percentage of its guaranty book of business, which excludes these securities. Fannie Mae will make this change beginning with its 2007 Form 10-K, will conform prior period presentations to reflect this change, and will disclose the ratios calculated under its prior methodology in footnote 2 to the table. The change has the effect of increasing the ratios slightly compared with the presentation included in the 2007 Third Quarter Form 10-Q.
b.	It appears that credit loss ratio under the former methodology would have been much higher for the three and nine months ended September 30, 2007 than the historical average of 4 to 6 basis points. If so, tell how

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January 22, 2008

you determined it was appropriate to refer to your historical average range of the credit loss ratio without adjusting it to reflect your current methodology.
Fannie Mae determined that it was appropriate to refer to its historical average range of the credit loss ratio because the calculation of the credit loss ratio included in its Third Quarter 2007 Form 10-Q was consistent with its historical calculation of credit losses and management’s view of how credit losses are used in running the business.
First, since SOP 03-3 did not become effective until January 1, 2005, SOP 03-3 fair value losses were not included in Fannie Mae’s calculation of its credit loss ratio during any period prior to January 1, 2005. As a result, including those SOP 03-3 fair value losses (which would have resulted in a credit loss ratio greater than 4 to 6 basis points for the three and nine months ended September 30, 2007) would not have been comparable with the basis on which those measures were presented during prior periods.
Second, Fannie Mae’s management views and manages its credit losses based on realized credit losses and, for the reasons discussed in more detail in response to comment 22.c. below, does not consider SOP 03-3 fair value losses to be realized credit losses. In order to permit investors to look at these measures through the eyes of management, Fannie Mae elected, in its Third Quarter 2007 Form 10-Q, to present its credit losses and credit loss ratio on a basis that reflects management’s view. Accordingly, Fannie Mae excluded SOP 03-3 fair value losses from its total credit losses and its credit loss ratio. In order to provide transparency for investors and analysts, however, Fannie Mae disclosed both the fact that it was excluding SOP 03-3 fair value losses from its credit losses and credit loss ratio and the amount of these SOP 03-3 fair value losses for the three and nine months ended September 30, 2007, and for the comparable periods of the prior year. As a result, investors were alerted to the change in presentation, and also were provided with the information necessary to compare Fannie Mae’s credit losses and credit loss ratio for those periods both with and without the inclusion of SOP 03-3 fair value losses.
In its 2007 Form10-K, Fannie Mae plans to keep the format of its tabular presentation of credit losses and credit loss ratio for the years ended December 31, 2007, 2006 and 2005 consistent with the format it used in its Third Quarter 2007 Form 10-Q. In addition, however, Fannie Mae will: (1) provide additional information about the manner in which it calculates its credit losses and credit loss ratio; (2) identify the reasons why, in determining and managing credit losses, management does not take SOP 03-3 fair value losses into account; and (3) disclose what its credit loss ratio would have been for 2007, 2006 and 2005 if management had included SOP 03-3 fair value losses in determining its credit

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U.S. Securities and Exchange Commission
January 22, 2008

loss ratio. The tabular presentation also will include the change in computation described in comment 22.a. above.
The disclosures that Fannie Mae expects to provide in its 2007 Form 10-K relating to credit loss performance are included in Appendix A under “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Results of Operations—Credit-Related Expenses—Credit Loss Performance.”
c.	Further, tell us how you determined that it is appropriate to state that you are still within the normal historical average range of 4 to 6 basis points if your ratio would be significantly in excess of 4 to 6 basis points under your former methodology of calculating the ratio.
Please see the response to subparagraph b. above, which discusses, among other matters, Fannie Mae’s belief that its calculation of credit losses and its credit loss ratio reflects its historical calculation of these items and also reflects management’s view of Fannie Mae’s credit loss performance.
In addition, Fannie Mae respectfully submits that its presentation of credit losses within a range of 4 to 6 basis points should be considered in light of the facts that (1) SOP 03-3 took effect as a new requirement only for periods beginning January 1, 2005, (2) Fannie Mae’s SOP 03-3 fair value losses were relatively insignificant for 2005, 2006 and the first two quarters of 2007, and (3) as part of its restatement effort and becoming current in its periodic reports under the Securities Exchange Act of 1934, Fannie Mae filed three Forms 10-K and three Forms 10-Q within less than a one-year period. As a result of the combination and timing of these events for Fannie Mae, management gained a clearer understanding that SOP 03-3 fair value losses are not credit losses in the traditional sense (that is, realized credit losses), and, therefore, do not reflect the way management historically has viewed credit losses and credit loss performance and the way management continues to view these items. Over the course of that nearly one-year period, therefore, management’s increasing understanding of the nature of SOP 03-3 fair value losses led management to focus on credit losses including SOP 03-3 fair value losses for purposes of capital management and excluding SOP 03-3 fair value losses for purposes of managing credit performance.
The decision to exclude SOP 03-3 fair value losses in managing Fannie Mae’s credit performance reflects management’s conclusion that the amounts recorded under SOP 03-3 should be separated from realized credit losses for two principal reasons. First, a portion of the amounts recorded under SOP 03-3 can be recovered elsewhere in the financial statements over time, even though the dollar amount of the SOP 03-3 fair value losses will not adjust when that portion of the SOP 03-3 loss is recovered. Therefore, losses resulting from the application of

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U.S. Securities and Exchange Commission
January 22, 2008

SOP 03-3 may be greater than those actually realized. Second, SOP 03-3 fair value losses are significantly affected by factors, such as discount rates, market liquidity, and changes in return requirements, that do not relate to the borrower’s credit. The disclosure of the historical average range of 4 to 6 basis points, therefore, was consistent with management’s view of realized credit losses for those periods, that is, losses that are not temporary and that are based on changes in credit. Further, Fannie Mae’s disclosure in its Third Quarter 2007 Form 10-Q provided comparability with historical periods in which SOP 03-3 was not in effect. For these reasons, Fannie Mae believes that its disclosure that its credit losses were within its average historical range of 4 to 6 basis points is consistent with its former methodology. As noted above, however, in its future filings, Fannie Mae will specifically state what its credit losses and credit loss ratio would be if SOP 03-3 fair value losses were included.
Condensed Consolidated Financial Statements
Note 5. Investments in Securities, page 74
23.	Based on the significance of your investment portfolio combined with recent market trends you have experienced in that area, in future interim filings, please revise to disclose the amount of underwater securities by type. Please provide disclosure similar to those required by paragraph 17a of FASB Staff Position Nos. FAS 115-1 and FAS 124-1, as amended, showing the amount of underwater securities that have been in an unrealized loss position for greater than twelve months.
In its future interim filings, Fannie Mae will provide a table similar to the table presented on page F-38 included in its 2006 10-K, which presents the fair value of its investments in securities that have unrealized losses for the periods presented. Fannie Mae will provide a further breakdown of the investments that have been in a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 months or longer. Fannie Mae will also include a discussion of its rationale for concluding that these unrealized losses are not other-than-temporary impairments.

Please be advised that Fannie Mae has authorized me to provide its acknowledgement that:
•	Fannie Mae is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

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U.S. Securities and Exchange Commission
January 22, 2008

•	Fannie Mae may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact the undersigned at 202.637.2242 if you have any questions or would like any additional information.

Sincerely, John J. Huber of Latham & Watkins LLP

Attachment:
Appendix A — Proposed Draft Disclosure In Response to Comments
cc: Stephen Swad, Chief Financial Officer
     Al Hazard, Deloitte & Touche LLP

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